Exhibit 1.1

[DYNEA LOGO]
Press release
February 18, 2003

Preliminary information on Dynea International's full year 2002 results

o Dynea International improves in sales volumes and results - markets still difficult
o    Dynea also agrees changes to senior credit agreement terms

Full year 2002 compared to full year 2001
o Dynea International's full year 2002 sales were(euro)956 million (2001:(euro)1 050 million). The reduction in sales was due to changes in raw material costs and sales prices.
o Sales volumes of resins and formaldehyde remained at the same level as in 2001, at 2 250 thousand tonnes (2001: 2 230 thousand)
o Sales volumes of paper overlays increased by 10% to 264 million square meters (2001: (euro)240 million)
o    EBITDA in 2002 increased by 5% to (euro)82 million (2001: (euro)78 million)
o Operating profit increased to (euro)29 million, an improvement of 88% compared with the previous year (2001: (euro)15 million)
o Share of income from associates was(euro)3 million in 2002, a decrease compared with the previous year (2001:(euro)10 million)
o Net interest expenses decreased by 17% to(euro)61 million (2001:(euro)74 million)
o Total finance costs decreased by 38% to(euro)50 million (2001:(euro)80 million)
o    Net loss decreased to(euro)15 million in 2002 (2001:(euro)50 million)
o At the year-end Dynea International's net debt was(euro)571 million (2001:(euro)578 million).

0ivind Isaksen, President and CEO
"A difficult market situation continued in 2002 with low demand in key markets driven by continued low construction volumes. We are disappointed with the performance in the last quarter of the year, which was a result of tight competition and margin pressures in the North American market. In Europe, improved performance was achieved due to our restructuring efforts and higher volumes, and we also saw stable results in the Asia Pacific region. During the second half of 2002 key raw material prices have increased and this trend has continued in 2003."

Amendments to credit agreement
Dynea International has agreed certain amendments to its senior credit agreements with its senior lenders. The senior lenders have agreed to waive all potential breaches of financial covenants for the fourth quarter of 2002 and to reset financial covenants for 2003 and 2004.

Following the sale of the Dynea Oil Field Chemicals for (euro)55 million net cash proceeds; the senior lenders have also approved Dynea International's acquisition of the Chemitec companies from Dynea Oy on a debt free basis for total cash consideration of (euro)35 million. Dynea Oy also agreed to contribute new cash equity of (euro)35 million to Dynea International following the Chemitec transaction. These transactions have been completed.

Dynea International will also prepay (euro)25 million of senior term loans. These prepayments will take place during the first and second quarter of 2003. The complete text of the amendments is available at our web site.

Filip Frankenhaeuser, Executive Vice President and CFO
"The agreement that we have made with our senior lenders will significantly contribute to the development of the company. The Chemitec companies, which have been owned by our parent company since spring 2002, will now be a part of our core industrial resins business. We have also been able to improve our liquidity position significantly with the additional cash. This and the new set of financial covenants make us well prepared to meet our obligations and to finance new investments."


For more information, please contact:
Filip Frankenhaeuser, Executive Vice President and CFO
Tel. +358 10 585 2011, Mobile +358 400 408 462, filip.frankenhaeuser@dynea.com


Chemitec
Chemitec consists of formaldehyde-based industrial resins production aimed primarily to the automotive and engineering industries. Manufacturing units are located in Aycliffe, England; Brebieres, France; Erkner, Germany; and Sao Paolo, Brazil. The business employs some 340 persons and has revenues of (euro)85 million.

Dynea International
Dynea is one of the world's leading providers of adhesive and surfacing solutions. Adhesive resins are used in a variety of applications by the panel board industry, laminated beam and structural wood manufacturers, the mineral and glass fibre industry, the paper impregnating industry, and many others. Dynea also produces paper overlays for industrial, flooring and furniture applications.

In 2002, Dynea had combined revenues of approximately 956 million euro. With 57 production units in 25 countries in Europe, the Americas and Asia Pacific, Dynea has some 3,200 employees. www.dynea.com.


                    Dynea Oy, Snellmaninkatu 13, FIN-00170 Helsinki, Finland Tel. +358 10 585 2000, Fax +358 10 585 2001, www.dynea.com
                    Business ID 156 2077-1, Helsinki, Finland